Genius Group

NYSE: GNS

Investor Presentation | May 2024

Forward Looking Statements

Financial information contained in this presentation is current as of December 31, 2023, as filed in the company's 20-F Annual Report, available at https://ir.geniusgroup.net

Forward Looking Statements

This presentation contains forward-looking statements. These statements include descriptions regarding the intent, belief or current expectations of the Company or its officers and may be recognized by the use of words such as "anticipate," "expects," "plans," "will," "estimates," "projects," "intends," "believe," "will" or words of similar meaning. Such forward-looking statements are based on assumptions that are inherently subject to significant risks and uncertainties, including those described in the "Risk Factors" section of the prospectus, many of which are beyond the Company's control. Actual results may materially differ from those in the forward-looking statements contained herein. Nothing is this presentation should be regarded as a representation by any person that the forward-looking statements set forth herein or any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on such forward-looking statements, which speak only as of the date they are made. The Company and affiliates assume no obligation to and do not undertake to update such forward-looking statements to reflect future events or circumstances.

Non-IFRS Financial Measures

The Company's financial statements are prepared according to IFRS. This presentation includes certain non-IFRS financial measures, which are different from financial measures calculated in accordance with IFRS. Such non-IFRS financial measures should be considered in addition to and not as a substitute for or superior to financial measures calculated in accordance with IFRS. In addition, the definition of adjusted EBITDA in this presentation may be different from the definition of such term used by other companies, and therefore comparability may be limited. This presentation also contains certain financial projections of the Company, which are based upon a number of assumptions, estimates and forecasts that, while considered reasonable by the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control, and upon assumptions with respect to future business decisions which are subject to change. These projections may vary materially from actual results. The Company and its respective affiliates make no representation that these projected results will be achieved. The recipient should not place undue reliance on this information.

Leading the AI Education Revolution

We are the world's most powerful AI education and acceleration platform to prepare students, entrepreneurs, businesses, and governments for the Exponential Economies of Tomorrow

We deliver AI training and AI tools to 5.5 million students on our Edtech platform, generating over $70 million in pro forma revenues in 2024. We have experienced 10X revenue growth in the last 3 years, and plan to 10X again by 2030.

10M → 100M
Students: by 2030

$0.1B → $1.0B
Revenue by 2030

15K → 150K
Partners: by 2030

10 → 100
Genius Cities by 2030



Genius Team
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Albert Einstein
Marie Curie
Michelangelo
Cleopatra

GeniusGroup
NYSE: GNS

Company Snapshot

Genius Group is a Singapore based company, publicly listed on NYSE American, positioned to lead the AI education revolution with the people, products and scalable model to deliver exponential growth.

Performance

2023 Pro Forma Revenue
$70m

Pro Forma Revenue Growth
150%

2023 Gross Margin
52%

2023 Students
5.5m

People



Roger Hamilton, CEO



Salim Ismail, Director



Michael Moe, Chairman



Adrian Reese, CFO

Potential

2030 Global Market Size*
$10T

*Source: HolonIQ

2020-25 AI Sales Growth
600%

*Source: HolonIQ

Current Issued Shares in GNS
186m

Current GNS Price to Sales Ratio
0.8x

The Most Powerful Solution in a $10T Market

We sell the "shovels" for the AI "gold rush" upending jobs & education status quo, ill prepared for the uncertainty and upheavals of the disruption

Global Education & Upskilling Spend
$ in Trillions



$10
$8
$6
$4
$2
$-
2000A
2005A
2010A
2015A
2020E
2025E
2030E

Education is growing at 4.5% CAGR, totally +6% of global GDP

2030E Global Education & Upskilling Segments
$ in Trillions



$10T
2030E
8%
8%
6%
25%
55%
Pre K
K-12
Post Secondary
Corporate
Lifelong Learning

K12 over $5 Trillion by 2030

GeniusGroup
NYSE: GNS

Source: HolonIQ and various underlying estimates from Goldman Sachs, GSV, IBIS Capital, Citi

AI Powered Education: The Future of Learning

AI delivers personalized education at scale, giving students the learning they need, when they need it.

Join a free event or course | **Register on GeniusU and meet your AI Guide** | **Personalize your journey with AI** | **Follow a personalized learning path with AI training and AI tools** | **Build your Learning profile**


Global Entrepreneur Summit
Global Impact Investor Challenge


The Worlds #1 Entrepreneur Education Platform
A Genie in the Pocket of Every Entrepreneur
GeniusU Is For Everyone


What kind of entrepreneur are you?
Start


Are you a Student?
Are you a Startup Entrepreneur?
Are you a Leader?
Are you a Scaleup Entrepreneur?
Are you a Mentor?
Are you an Investor?



The Global Problem

Students, employees and entrepreneurs of all ages need relevant training and tools for the future of work.

Our Global Solution

An AI-Driven High Touch ecosystem of AI training and AI tools, connected by a High Tech global platform.

Our Genius Formula Growth Multiplier

Our Freemium to Premium model has target KPIs of under $1 cost per student leading to $10 revenue per student per year, delivering a ROAS (Return on Acquisition Spend) of 10x annually.

	Join for Free	Personalize	Daily Steps	Courses	Diplomas	
Each $1,000 marketing spend…	Students join our GeniusU platform via local mentors or online courses.	Students take assessments to personalize their journey & profile.	Students take daily actions to Connect, Learn, Earn, Act, Review.	Students pay for courses, camps, mentoring and memberships.	Students upgrade to annual certified diplomas, earning GEMs as they go.	**…yields $20,501 new revenue.**
$0.76	**7,703**	**3,317**	**2,653**	**1,326**	**13**	**$15.46**
Marketing Cost per Student	New visitors	Enrollments	Daily Actions	Students	Upgrade Students	24 Month Revenue per Student

Every $1,000 in acquisition costs yields 1,326 of new students, $1,860 within 12 months and $20,501 within 24 months: 20.5x ROAS

GeniusGroup
NYSE: GNS

Our Genius City Growth Multiplier

We are launching local Genius City learning ecosystems in partnership with schools, startups, businesses and government - each with a target of $10 million in revenue within three years.



B2S: Students

AI-powered education system empowering school & university students for the future of work.



B2E: Entrepreneurs

AI-powered training and tools to exponentially grow and scale purpose-driven ventures.



B2B: Business

AI-powered training platform and peer intelligence to prepare and equip enterprises for the future.



B2G: Government

AI-powered, sovereign-centred, exponential ecosystem linking the success of all stakeholders.

ENTREPRENEUR EDUCATION: **B2S & BSC** — GeniusGroup

EXPONENTIAL EDUCATION: **B2C & BSB** — openexo

AI IMPLEMENTATION: **B2B & BSG** — FatBrAin.

GeniusGroup
NYSE: GNS

The Exponential Genius Cycle – Our Product Range

Our products cover four customer segments within the Genius Cycle, creating an exponential ecosystem through AI Education & Acceleration at the **Genius City** and **Genius Nation** level.

Genius Cycle

Business to Students (B2S) Education
Government funded, K-12 & University curriculum and schools based on entrepreneurial, exponential mindset, skills & technology

Business to Entrepreneur (B2E) Training
Pre-paid skills training for leaders, entrepreneurs & investors in entrepreneurial, exponential skills & technology



Business to Government (B2G) Training
Government directed AI, Web3 & public-private infrastructure to enable sustainable future focused innovation culture & ecosystem

Business to Business (B2B) Courses
Company funded City Summits, Company Sprints and Industry Accelerators to train future focused pioneers with full AI SAAS & Web3 intel systems

Disruptive AI Acceleration Model Drives Growth

We target 100 million students and $1B revenue by 2030*

Growth Drivers

Efficient customer acquisition in marketing & upsell

AI guidance & permissioned data moat enable **lifelong**, **personalized content**

Online assessments & AI guides broaden education **access** to populations globally

Genius Cities GTM & Peer Intelligence **AI tools and exponential technologies** for the future of work



Genius Students*
(in millions)
1.2
1.8
2.7
4
6
10+
20
30
45
60
80
100
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030

*2024 – 2030 are internal targets and should not be viewed as financial forecasts

GeniusGroup
NYSE: GNS

Financial Summary

2023 Full Year Audited Results

Annual Revenue 2020 – 2023

(in millions)

27% YoY Growth



$7.6
$8.3
$18.2
$23.1
2020
2021
2022
2023

Gross Profit 2020 - 2023

(in millions)

38% YoY Growth



$3.5
$2.8
$8.6
$11.9
2020
2021
2022
2023

GM %	46%	33%	47%	52%

Number of Students

24% YoY Growth

2022	2023
4.5M	5.5M

GeniusGroup
NYSE: GNS

Financial Summary – Pro Forma*

Accelerating Revenues and Efficiencies Driving EBITDA Growth

Annual Revenue 2021 – 2024

(in millions)



$8
$18
$70
$105
2021
2022
2023
2024

* Pro Forma revenue including FatBrain AI acquisition and excluding ERL

2024 Guidance

Revenue **$105M**	EBITDA **$6M**
Students **10M+**	Genius Cities **10+**

Market Context – Comparables

Online education, content creation and AI-generated services comps show a significant valuation disconnect, providing investors with a compelling investment proposition

TICKER:	COMPANY:	MARKET CAP:	EV:	P/2023 REV:	P/2024 REV:	2023 REV:	2024 REV:	2024 REV Y/Y:
DUOL	Duolingo Inc	9,133	8,386	17.2x	12.6x	531	728	37.0%
DCBO	Docebo	1,363	1,444	7.5x	6.2x	181	222	22.6%
RBLX	Roblox Corp	23,889	22,693	8.5x	5.7x	2,799	4,175	49.1%
U	Unity Software Inc	9,788	11,141	4.5x	5.3x	2,187	1,832	-16.2%
NTES	NetEase Inc (ADR)	62,431	48,156	4.3x	3.9x	14,604	15,818	8.3%
SPOT	Spotify Technology SA	61,543	58,815	4.3x	3.7x	14,322	16,671	16.4%
DBX	Dropbox Inc	7,889	8,196	3.2x	3.1x	2,502	2,545	1.7%
ETSY	Etsy Inc	7,700	8,939	2.8x	2.8x	2,748	2,799	1.8%
COUR	Coursera	1,496	769	2.4x	2.1x	636	702	10.5%
UDMY	Udemy	1,563	1,011	2.1x	2.0x	729	799	9.6%
GNS	***Genius Group Ltd***	***79***	***90***	***1.1x***	***0.8x***	***70***	***105***	***50.0%***
AVERAGE				**5.7x**	**4.7x**			

GeniusGroup
NYSE: GNS

Key Takeaways

The world's most powerful AI Education and Acceleration platform

- Upskills individuals for AI upending jobs & education status quo, ill prepared for the uncertainty and upheavals of the disruption
- Billions of dollars being invested globally

Software, solutions, and expertise to leverage trillion-dollar shift from attention to intimacy

- Students, entrepreneurs, businesses and governments, via localized Sovereign AI
- Efficient, personalized online model

Rapidly scaling

- Student growth of ~100% to 10M+ in 2024
- Pro Forma Revenues growing 50% to $105M
- EBITDA growing to $6M

Experienced management with high insider ownership

GeniusGroup
NYSE: GNS

10 Genius Cities in 2024 to drive exponential growth

$10 Trillion education market ready for disruption

Targeting **100 million** students by 2030

Low-cost student acquisition model yields **10x or greater ROAS**

Revenue of $105 Million expected in 2024

0.8x 2023 Revenue = **Attractive Valuation**

Internal targets and should not be viewed as financial forecasts

FY 2023 Earnings Presentation | May 2024

Genius Group

NYSE: GNS

Investor Relations
Brian M. Prenoveau, CFA
MZ Group
561-489-5315
GNS@mzgroup.us

GeniusGroup
NYSE: GNS